Exhibit 99.36

CANNTRUST™ REPORTS STRONG REVENUE, PATIENT GROWTH AND NET INCOME FOR THE CURRENT QUARTER

Vaughan, ON / November 23, 2017 – CannTrust Holdings Inc. (“CannTrust” or the “Company” | CSE: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, today announced financial and operating results for the nine months ending September 30, 2017. All amounts expressed are in Canadian dollars unless otherwise noted.

Revenues for the three and nine month periods ended September 30, 2017 were $6,140,224 and $13,714,847 respectively compared to $786,915 and $2,286,095 in the comparable 2016 periods. Net Income for the three and nine month periods ended September 30, 2017 were $655,309 and $632,269 respectively compared to a net loss of ($3,056,303) and ($5,359,845) respectively in the comparable 2016 periods.

2017 Third Quarter Highlights

•	Record Revenues of $6.1M in Q3 2017, a 680% increase from the comparable prior year period

•	Positive Net Income and Adjusted EBITDA

•	Active patients increased to more than 31,000 compared to 4,700 in the comparable prior year period and 20,000 in the immediately preceding quarter ended June 30, 2017

•	Cannabis extracts increased to over 61% of sales in the quarter

•	Cannabis extraction capacity increased to 1.2 million bottles of oil per annum

•	Average net selling price per gram of $8.78, an increase of 63% from the comparable prior year period

•	Reduced cash cost per gram to $1.21[1] compared to $1.49 in the prior quarter

[1]	Costs to harvest (from cloning to harvest) - includes all cash operating costs (primarily growing labour, utilities, grow nutrients and rent).

Developments subsequent to the Quarter

•	Current sales exceeding $2.3 million per month

•	Increased active patients to over 35,000

•	Received a Health Canada Cultivation Licence under the ACMPR for our completed 250,000 square foot Phase 1 redevelopment of our 430,000 square foot Niagara Greenhouse Facility. Phase 1 was completed both on budget and on time

•	Completed our first harvest from our Niagara Facility and full utilization from Phase 1 is expected in December 2017

•	Increased our inventory storage capacity by approximately $93 million with the addition of three Level Nine Vaults at the Niagara Greenhouse Facility

•	The planned Phase 2 expansion at the Niagara Facility is anticipated to be completed and in cultivation towards the middle of 2018. Phase 1 and 2 should conservatively provide the Company with an additional 40,000 kilograms of annual growing capacity

•	Reached an agreement with a syndicate of underwriters pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 3,500,000 common shares of the Company, at a price of $5.00 per Common Share for aggregate gross proceeds to the Company of $17.5 million. The Company has also granted the Underwriters an Over-Allotment Option to purchase up to 500,000 additional Common Shares of the Company on the same terms as the Offering. The Underwriters have advised the Company that they will be exercising the Over-Allotment Option in full so that the aggregate gross proceeds of the Offering will be $20 million

•	Arranged for a $15 million non-revolving demand loan on the Niagara Greenhouse Facility. The terms presented to the Company remain subject to the lender’s credit committee approval

•	The non-revolving demand loan financing together with the bought deal Offering will fully fund the Company through the Phase 2 expansion at the Niagara Greenhouse Facility as well as provide funds for general and working capital purposes

•	Received Health Canada approval to export medical marijuana internationally to Countries where medical marijuana is legalized and the Company began shipping to Australia. Australia is the first of many markets that the Company is expecting to supply. Other countries that we anticipate shipping to shortly are Germany, Denmark and Brazil

•	Announced plans for the joint development of vapor products with Gilla Inc.

•	Strengthened our Management Team with the addition of a VP of Marketing

Third Quarter 2017 Financial Summary

	Three Months		Nine Months
	September 30,		September 30,
CAD$ (except grams sold)	2017	2016	2017	2016
Dried Cannabis	$2,277,064	$696,265	$6,123,459	$2,091,929
Extracts	3,582,255	49,326	7,016,503	49,326
Other	280,905	41,324	574,885	144,840
Total Revenue	6,140,224	786,915	13,714,847	2,286,095
Gross Profit (loss)	5,356,806	(681,698)	12,944,494	(155,175)
Adjusted EBITDA (loss)*	1,226,588	(905,035)	1,708,014	(2,888,177)
Net Income (loss)	655,309	(3,056,303)	632,269	(5,359,845)
Earnings (loss) per share - basic and diluted	0.01	(0.10)	0.01	(0.18)
Total grams sold	667,235	138,118	1,475,550	427,178
Average net selling price per gram - Dried Cannabis	8.10	5.34	8.38	4.99
Average net selling price per gram - Extracts	9.27	6.35	9.42	6.35
Total average net selling price per gram	8.78	5.40	8.91	5.01

*Non-IFRS Measures

A comprehensive discussion of CannTrust’s financial condition and results of operations are provided in the Company’s Management Discussion & Analysis and Financial Statements filed with SEDAR and can be found on www.sedar.com.

Management Overview

“CannTrust is an experienced and advanced Licensed Producer of Pharmaceutical grade cannabis in Canada and our recently completed Phase 1 of our 430,000 square feet Niagara Facility is perfectly timed in order for us to supply the international orders we have recently received. The pending legislation to legalize the adult consumer recreational use of cannabis provides a further major opportunity for the Company. With the completion of all phases of our Niagara expansion we plan to have in excess of 1,000,000 square feet of production capacity. This will give us the ability to acquire a substantial share of the increased demand arising from these new markets” said Brad Rogers, President of CannTrust Inc.

“CannTrust has an amazing team, all of whom have helped build a business steeped in a culture of compliance and the highest standards” said Eric Paul CEO. “During the period we continued to experience dynamic growth in all areas of the Company as we continue to execute our business plan aimed at being a market leader and innovator in the development of products and services to better serve our patients and physicians.”

“Our pharmaceutically standardized, pesticide-free products and our physician education programs continue to position us as one of the premier providers resulting in exceptional new patient growth. Our plan was always to be a Pharmaceutical Company producing quality medical cannabis in a variety of unique dosage forms that will provide the best treatment options for patients. Our shipments to Australia are just the beginning of what we believe will be a World market opportunity for us along with our exclusive global pharma manufacturing partner, Apotex Inc.”

Paul continued “Our recent listing on the CSE has provided the Company with the exposure, platform and access to capital markets required to effectively compete and participate in the dynamic growth of our industry.”

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario and with its recently received Health Canada Cultivation License has begun production at Phase 1 of its 430,000 square foot cultivation facility in the Niagara region.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have launched a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca